UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On August 13, 2019, Aspen Insurance Holdings Limited (the “Company”) issued 10,000,000 of its newly designated Depositary Shares, each of which represents 1/1000th interest in a share of the Company’s newly designated 5.625% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”), par value $$0.0015144558 per Preference Share with an initial liquidation preference of $25,000 per Preference Share, equivalent to $25 per Depositary Share (representing $250,000,000 in aggregate liquidation preference). Dividends on the Preference Shares, and in turn the Depositary Shares, will be payable on a non-cumulative basis only when, as and if declared by the Company's Board of Directors, quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2019, at a rate equal to 5.625% of the liquidation preference per annum (equivalent to $351.56 per Preference Share for a full dividend period). The Depositary Shares were sold pursuant to an effective shelf registration statement (File No. 333-231937) (the “Registration Statement”).

Pursuant to the Certificate of Designation of the Preference Shares (the “Certificate of Designation”), the Preference Shares rank senior to the Company’s ordinary shares and equally with the Company’s 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares and the Company's 5.625% Perpetual Non-Cumulative Preference Shares as to the payment of dividends and distributions of assets upon the Company’s liquidation, dissolution or winding up.

Subject to certain exceptions, the terms of the Preference Shares (as set forth in the Certificate of Designation) limit the Company’s ability to pay dividends on, and to repurchase, stock ranking junior to or on parity with the Preference Shares in the event the Company fails to declare and pay (or declare and set aside for payment) full dividends on the Preference Shares and parity stock for the latest completed dividend period.

The foregoing description of the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is attached hereto as Exhibit 4.1 and is incorporated by reference herein. The form of share certificate for any Preference Shares that may be issued in certificated form is attached hereto as Exhibit 4.2 and is incorporated by reference herein.

In connection with the issuance of the Depositary Shares, the Company entered into a deposit agreement (the “Deposit Agreement”), dated August 13, 2019, with Computershare Inc. and Computershare Trust Company, N.A., as depositary and holders from time to time of the depositary receipts.

The Deposit Agreement has been included as Exhibit 4.3 hereto and the form of Depositary Receipt has been included as Exhibit 4.4 hereto. The above description of the Deposit Agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

A legal opinion relating to the validity of the Depositary Shares is attached hereto as Exhibit 5.1.

A legal opinion relating to the validity of the Preference Shares is attached hereto as Exhibit 5.2.

INCORPORATION BY REFERENCE

This report on Form 6-K and the Exhibits hereto shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and are incorporated by reference into the Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit
4.1	Certificate of Designation of 5.625% Perpetual Non-Cumulative Preference Shares
4.2	Form of Share Certificate evidencing the 5.625% Perpetual Non-Cumulative Preference Shares
4.3	Deposit Agreement dated as of August 13, 2019 among the Company, Computershare Inc. and Computershare Trust Company, N.A.
4.4	Form of Depositary Receipt
5.1	Opinion of Willkie Farr & Gallagher LLP
5.2	Opinion of Appleby (Bermuda) Limited
23.1	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1)
23.2	Consent of Appleby (Bermuda) Limited (included as part of Exhibit 5.2)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 13, 2019	By:	/s/ Scott Kirk
	Name:	Scott Kirk
	Title:	Chief Financial Officer